EXHIBIT 99.1

Equinor ASA: Key information relating to proposed cash dividend for fourth quarter 2025

Key information relating to the proposed cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for fourth quarter 2025.

Cash dividend amount: 0.39

Announced currency: USD

Last day including rights: 12 May 2026

Ex-date Oslo Børs: 13 May 2026

Ex-date New York Stock Exchange: 15 May 2026

Record date: 15 May 2026

Payment date: 27 May 2026

Date of approval: the proposed cash dividend is subject to approval by the annual general meeting of Equinor ASA on 12 May 2026.

Other information: The cash dividend per share in NOK will be communicated 21 May 2026.

This information is published in accordance with the requirements of the Continuing Obligations and is subject to the disclosure requirements pursuant to Section 5-12 in the Norwegian Securities Trading Act.